Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES PLAN TO IMPLEMENT ADS RATIO CHANGE

San Mateo, California, and Singapore, March 10, 2023 – ASLAN Pharmaceuticals (“ASLAN”, Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it plans to change the ratio of the American Depositary Shares (“ADSs”) to its ordinary shares, par value $0.01 per share, from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty-five (25) ordinary shares.

For the Company’s existing ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Company’s ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the opening of trading on March 13, 2023 (U.S. Eastern Time). ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held (old) ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change, March 13, 2023. The ADSs will continue to be traded on Nasdaq under the symbol “ASLN”.

No fractional new ADSs will be issued in connection with the ADS ratio change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the ADS ratio change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the trading price of the Company’s ADS price after the ADS ratio change will be equal to or greater than five (5) times the ADS price before the ADS ratio change.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in the global Phase 2b TREK-AD trial in moderate-to-severe atopic dermatitis (AD) patients and the Phase 2 TREK-DX trial in dupilumab-experienced AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme DHODH, in alopecia areata and plans to initiate a Phase 2 proof-of-concept trial in the second quarter of 2023. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; and general market conditions. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com